NEWS RELEASE

January 15, 2004

Trading Symbol: TSX: RNG

RIO NARCEA CLARIFIES ITS GOLD PRODUCTION

ESTIMATE FOR 2004

Toronto – Further to the press release of January 12, 2004, the Company wishes to provide further details regarding its 2004 gold production forecast.

As previously disclosed, the Company estimates that its 2004 gold production will be 200,000 ounces. This estimate includes approximately 80,000 ounces from Rio Narcea’s existing operations at El Valle and Carlés and approximately 120,000 ounces from the milling agreement between Rio Narcea and Crew Development Corp.

The Company’s strategy in signing the milling agreement is to provide an alternative source of feed to the El Valle plant as Rio Narcea manages the transition from open pit to underground mining in 2004. This strategy ensures better milling efficiencies and thus reduces the costs of processing the remaining reserves. It also provides some additional time to define additional mineral reserves and construct an underground adit to access the high-grade intercepts below the El Valle pit.

Gold production from Rio Narcea’s existing operations is expected to increase to 100,000 ounces a year for 2005 and 2006. Gold production estimates do not include production from the Corcoesto project. The Company has delayed the production decision on the Corcoesto project due to lower estimated returns than previously anticipated.

In combination with forecasted operating cash flows from three months of production from the Aguablanca nickel mine, the Company estimates that its operating cash flow for 2004 will be approximately US$24 million based on a gold price of US$400/oz, a nickel price of US$6.00/lb and an exchange rate of €0.80/US$.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In Spain, the Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. Construction of the Aguablanca mine remains on schedule for start-up by mid-2004. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.